October 15, 2024

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Brutlag:

On August 23, 2024, the Registrant, on behalf of its series, Catalyst Insider Buying Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In separate a telephone conversation on October 7, 2024, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Comment 1: Before the Registration Statement’s effectiveness, please provide a completed Fee Table and Expense Example.

Response: The completed Fee Table and Expense Example appear below:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of the original purchase price)	1.00%[1]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses	0.99%	1.02%	0.97%
Total Annual Fund Operating Expenses	2.24%	3.02%	1.97%

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Fee Waiver and/or Expense Reimbursement [2]	(0.71)%	(0.74) %	(0.69) %
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.53%	2.28%	1.28%

1 The 1.00% maximum deferred sales charge may be assessed in the case of investments at or above the $1 million breakpoint (where you do not pay an initial sales charge) on shares redeemed within two years of purchase.

2 The Fund’s investment advisor, Catalyst Capital Advisors LLC (the “Advisor”), has contractually agreed to waive ~~management~~ advisory fees and/or reimburse expenses of the Fund to the extent necessary to limit total annual fund operating expenses (excluding brokerage costs; borrowing costs, such as (a) interest and (b) dividends on securities sold short; taxes; underlying fund expenses; and extraordinary expenses, such as regulatory inquiry and litigation expenses) at 1.53%, 2.28% and 1.28% for Class A shares, Class C shares and Class I shares, respectively, through October 31, 2025. This agreement may only be terminated by the Board of Trustees on 60 days’ written notice to the Advisor ~~advisor~~ and upon the termination of the investment advisory agreement between the Trust and the Advisor ~~advisor~~. Fee waivers and expense reimbursements are subject to possible recoupment by the advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then hold or redeem all of your shares at the end of those periods. The Example only accounts for the Fund’s expense limitation in place through its expiration period, October 31, 2025, and then depicts the Fund’s total annual expenses thereafter. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

YEAR	Class A	Class C	Class I
1	$722	$231	$130
3	$1,171	$864	$552
5	$1,645	$1,522	$999
10	$2,950	$3,285	$2,240

Comment 2: In the paragraph under the heading “Investments in Subsidiary” on page 4 of the Prospectus, please clarify that the subsidiary is a wholly-owned Cayman Island subsidiary.

Response: The Registrant has amended its disclosures to state the following:

The Sub-Advisor executes a portion of the Fund’s strategy by investing up to 25% of the Fund’s total assets in the Subsidiary, a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands. The Subsidiary invests the majority of its assets in structured notes and total return swap contracts. The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.

Comment 3: In the prefatory paragraph to the Fund’s principal investment risks, the Staff noted an extended discussion of potential loss of money or investment. Please consider whether this is

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emphasized more than necessary and whether, if merited, additional disclosure should be added to identify who would be the most appropriate investor in the Fund.

Response: The Registrant has given the Staff’s position careful consideration and respectfully declines to amend its disclosures. The notice given to investors about the potential loss of money or investment is consistent across all series of the Trust. The disclosure is not intended to suggest that the Fund is any greater investment risk than other mutual funds or that the Fund would only be appropriate for a sophisticated or qualified investor.

Comment 4: The Staff’s position on risk disclosures has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the Fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov. At the very least, please list first the top three to five risks that are most likely to impact the Fund’s yield, NAV or total return.

Response: The Registrant has given the Staff’s position and ADI 2019-08 thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 5: In the Fund’s disclosure of “Duration Risk,” please include an example of duration to illustrate how it works. Consider adding the average duration of the Fund’s portfolio in the disclosure of the Fund’s principal investment strategies.

Response: The Registrant has amended its Item 9 disclosure of “Duration Risk” to state the following:

Duration Risk. Longer-term securities may be more sensitive to interest rate changes. A heightened risk is posed by rising interest rates to a fund whose portfolios include longer-term fixed income securities. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The more sensitive a security is to changes in interest rates, the higher its volatility risk. For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in share price. If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in share price. Effective duration estimates price changes for relatively small changes in rates.

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The Fund has further amended its Item 9 principal investment strategy disclosures to state the following:

The Overlay Component generally seeks to gain this exposure by investing in one or more structured notes with an average duration target of 12 months and/or one or more non-exchange-traded total return swap contracts.

Comment 6: With respect to the Fund’s wholly-owned and controlled Subsidiary:

(a)	please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entitites that are wholly-owned by the Fund;
(b)	please disclose that the Fund complies with Section 18 of the Investment Company Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own;
(c)	please confirm in correspondence that the Subsidiary and its Board of Directors will agree to inspection of its books and records by the Staff, and that such books and records will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder;
(d)	please confirm that the Subsidiary and its Board of Directors will agree to designate agents for service of process in the United States; and
(e)	please confirm that the Subsidiary’s advisory fee, including any performance fee, and the Subsdiary’s expenses are included in the Fund’s Fee Table.

Response: The Registrant has amended its disclosure on page 15 of the Prospectus to state the following:

The Fund executes a portion of its strategy by investing up to 25% of its total assets in a wholly-owned and controlled Subsidiary, which is wholly-owned by the Fund and organized under the laws of the Cayman Islands. The Fund does not intend to create or acquire primary control of any other entity. The Subsidiary invests the majority of its assets in structured notes and swap contracts subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiary are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. The financial statements of the Subsidiary are consolidated with those of the Fund. By investing in commodities indirectly through the Subsidiary, the Fund obtains exposure to the commodities markets within the federal tax requirements that apply to the Fund. Specifically, the Subsidiary provides the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Subchapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities

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(typically referred to as “qualifying income”). The Fund makes investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly.

The Registrant notes that, in the fourth paragraph under the heading “Subsidiary” on page 15 of the Prospectus, it discloses that the Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. The Registrant further confirms that the Subsidiary will maintain its books and records in accordance with Section 31 of the Investment Company Act and that the Subsidiary and its Board of Directors will permit the inspection by the Staff of such books and records. The Registrant also confirms that the Subsidiary’s fees and expenses are incorporated into the Fee Table.

The Registrant states that both directors of the Subsidiary are U.S. citizens and are subject to service of process at 36 N. New York Avenue, Huntington, NY 11743.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

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